Exhibit 99.1

Amsterdam, 2 March 2022

Full Year 2021 Results

Revenue1 up 33% to €5.3 billion, increasing focus on profitability going forward

Statement of Jitse Groen, CEO of Just Eat Takeaway.com: “After a period of significant investment, and with adjusted EBITDA losses having peaked in the first half of 2021, the Company is now rapidly progressing towards profitability. While the Northern European segment, with an adjusted EBITDA of €256 million in 2021, is the most profitable segment in the industry already, we also concluded the year with much improved adjusted EBITDA in our other operating segments. The team is working hard to make 2022 a successful year for both the Company and all our stakeholders.”

●

2021 was a year of strong growth driven by the Company’s investments during the pandemic. Revenue on a combined basis grew by 33% to €5.3 billion in 2021, compared with €4.0 billion in 2020. The adjusted EBITDA margin[2] improved substantially in the fourth quarter of 2021, and as a result the adjusted EBITDA margin for the full year of 2021 was minus 1.2% of GTV, well within the guided range of minus 1% and minus 1.5% of GTV.

●

Northern Europe was the most profitable segment in the industry with an adjusted EBITDA of €256 million in 2021. In the UK and Ireland, the Company doubled orders in the past two years and is now on a clear path to profitability. In Southern Europe and ANZ, high investments into leading positions doubled the segment, in terms of orders, during the pandemic, with profitability improving going forward.

●

In North America, both in the US and Canada, various states, provinces and local governments imposed mandatory fee caps on online food delivery marketplaces. This had a significant impact of €192 million on adjusted EBITDA. At the end of 2021, many of these have expired, but they remain in place in major US cities such as New York City and San Francisco.

●	Brazilian market leader iFood continued to deliver strong growth in 2021. GTV grew 55% in 2021 compared with 2020 and revenue grew 51% in the same period.
●	The Company’s business has accelerated with Active Consumers, Average Monthly Order Frequency, Returning Consumers and Average Transaction Values (ATVs) improving to above pre-pandemic levels.
●

Just Eat Takeaway.com raised €1.1 billion of convertible bonds in February 2021 and secured an additional €300 million of funding through a two-year term loan at favourable terms in December 2021, resulting in a strong cash base to finance its operational cashflows and business plan with €1.3 billion cash on its balance sheet as of 31 December 2021. The maturity profile on the Company’s debt is well aligned with the guided profitability improvements. Management believes that its strong cash position, balance sheet optionality in the form of its iFood stake, as well as its intentions to seek a strategic partner in the US, provide a solid foundation for the future.

[1]

The Grubhub and Just Eat businesses were consolidated on an IFRS basis from 15 June 2021 and 15 April 2020 respectively. The figures in this press release are presented as if the combinations were completed on 1 January 2019 to provide comparable information on a combined basis, unless stated otherwise

[2]

Adjusted EBITDA is defined as operating income / loss for the period adjusted for depreciation, amortisation, impairments, share-based payments, acquisition and integration related expenses and other items not directly related to underlying operating performance

●

The Loss for the period on an IFRS basis was €1,044 million in 2021, compared with €151 million in 2020. Operating losses in 2021 were mainly driven by investments in historically underinvested legacy Just Eat markets to reposition the business for online share gains. In addition, Loss for the period was caused by (i) a significant increase of depreciation, amortisation and impairment, (ii) an increase of financing expenses and (iii) one-off integration cost. All three items were directly related to the acquisitions made in the last three years and in aggregate amounted to approx. €350 million in 2021.

●	Management reiterates the following financial targets:
o	GTV to grow by mid-teens percentage points year-on-year in 2022
o	2021 has been the peak year of losses, with 2022 adjusted EBITDA margin improving to the range of minus 0.6% to minus 0.8% of GTV
o	In excess of €30 billion of GTV to be added over the next five years
o	Long-term group adjusted EBITDA margin in excess of 5% of GTV
●

To concentrate on leadership positions and profit pools, Just Eat Takeaway.com management intends to discontinue[3] its operations in Norway and Portugal, anticipated to be effective as of 1 April 2022. Adjusted EBITDA in Norway and Portugal is approximately minus €10 million on an annual basis and the impact on Orders, GTV and Revenue is immaterial.

●

In line with its recent announcement to delist from Nasdaq to reduce costs and complexity, Just Eat Takeaway.com confirms that the last trading day of its American Depositary Shares (ADSs) on Nasdaq is expected to be 11 March 2022. Trading of its ADS on the OTC Markets via a sponsored Level 1 programme is expected to begin on 14 March 2022.

●

Today, Just Eat Takeaway.com published its annual report 2021. A copy of the annual report is available on the Company's website at https://www.justeattakeaway.com/investors/. In addition, a copy of the annual report will be submitted to the National Storage Mechanism and the annual report will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

[3]	Subject to and in due observance of local laws, regulation and consultation procedures

Just Eat Takeaway.com N.V. (LSE: JET, AMS: TKWY, NASDAQ: GRUB), hereinafter the “Company”, or together with its group companies “Just Eat Takeaway.com”, one of the world’s largest online food delivery marketplaces, hereby reports its financial results for the full year 2021.

Performance highlights

	On a Combined basis[1]
Millions unless stated otherwise	2021	2020	Change
Partners (# thousands)[2]	634	506	25%
Active Consumers[2]	99	91	9%
Returning Active Consumers as % of Active Consumers	67%	66%	2pp
Average Monthly Orders per Consumer	2.9	2.6	11%
Orders
North America	374	314	19%
Northern Europe	296	219	35%
UK and Ireland	289	190	52%
Southern Europe and ANZ	128	93	38%
Total Orders	1,086	816	33%
Average Transaction Value (€)	25.94	26.28	(0.35)
Gross Transaction Value (in € millions)[3]	28,178	21,448	31%

[1] The Grubhub business was consolidated from 15 June 2021, and the Just Eat business was consolidated from 15 April 2020. These figures are presented as if the combination was completed on 1 January 2020 to provide comparable information for the  period. These numbers are unaudited and may not add up due to rounding.

[2] Number as at 31 December 2021
[3] Change at constant currency level for GTV is 31%.
	On a Combined basis[1]
€ millions	2021	2020	2019
Revenue
North America	2,470	2,111	1,498
Northern Europe	1,064	745	456
UK and Ireland	1,249	768	540
Southern Europe and ANZ	548	370	235
Total Revenue	5,331	3,994	2,730

Adjusted EBITDA
North America	(28)	166	106
Northern Europe	256	217	96
UK and Ireland	(107)	237	226
Southern Europe and ANZ	(262)	(92)	(9)
Head office	(208)	(165)	(120)
Total Adjusted EBITDA	(350)	363	299

[1] The Grubhub business was consolidated from 15 June 2021, and the Just Eat business was consolidated from 15 April 2020. These figures are presented as if the combination was completed on 1 January 2019 to provide comparable information for the period. These numbers are unaudited and may not add up due to rounding.

Segment information

As announced at the Capital Markets Day on 21 October 2021, the Company changed its reporting structure to better reflect the Company’s existing organisational and management structure and provide investors with greater clarity on Just Eat Takeaway.com’s underlying business performance across its regions. The four operating segments comprise: North America, Northern Europe, United Kingdom and Ireland, and Southern Europe and Australia New Zealand (ANZ). Northern Europe comprises Austria, Belgium, Denmark, Germany, Luxembourg, Norway, Poland, Slovakia, Switzerland and the Netherlands. The Southern Europe and ANZ segment comprises Australia, Bulgaria, France, Israel, Italy, New Zealand, Portugal, Romania, and Spain.

We have non-controlling interests in businesses in Brazil, classified as an associate for accounting purposes and therefore not consolidated, with their results recognised as a single line item below operating results.

Head office and allocations

As from 2020, head office was no longer fully allocated to segments and is now reported separately. Head office relates to non-allocated expenses and includes all central operating expenses such as staff costs and project expenses for global support teams like legal, finance, business intelligence, human resources, and Management Board. Not included in head office are costs of global IT and product functions, which are allocated to countries and therefore included in segment Adjusted EBITDA. Head office expenses increased to €208 million in 2021 from €165 million in 2020. This increase of 26% is lower than the organic growth in the business and is driven mainly by investments we made in the expansion of global teams to support growth and drive business efficiencies.

North America

	On a Combined basis[1]
Millions unless stated otherwise	2021	2020	Change
Orders	374	314	19%
• Delivery %	75.2%	66.6%	8.6pp
Gross Transaction Value (€)[2]	11,501	9,827	17%
Revenue (€)[3]	2,470	2,111	17%
Adjusted EBITDA (€)	(28)	166	-117%
• Adjusted EBITDA margin (%)[4]	0%	2%	(1.9)pp

1 The Grubhub and Just Eat businesses were consolidated on an IFRS basis from 15 June 2021 and 15 April 2020 respectively. These figures are presented as if the combination was completed on 1 January 2020 to provide comparable information for the full twelve months period. These numbers are unaudited.

2 Change at constant currency level for GTV is 19%.

3 Change at constant currency level for Revenue is 19%.

4 As percentage of GTV full twelve months period. GTV value is unaudited.

In North America, Orders organically grew 19%, partly driven by expansion of our local loyalty programmes; GH+ (US) and Skip Rewards (Canada). In the US, Orders generated by the millions of GH+ subscribers accounted for approximately 25% of total Orders by the end of 2021, whilst in Canada the programme has increased consumer engagement and loyalty.

In both the US and Canada, various states, provinces and local governments imposed mandatory fee caps on online food delivery marketplaces. This had a significant €192 million impact on revenue. At the end of 2021, many of these have expired, but they remain in place in major US cities such as New York City and San Francisco. In Canada, the British Columbia cap was extended until the end of 2022, whereas the other remaining provincial caps are engaged by indoor dining prohibitions and emergency orders. We have continued to support partners during this difficult period, but we believe permanent fee caps are illegal. Together with certain competitors, we filed lawsuits against San Francisco (July 2021) and New York City (September 2021).

Despite the above-mentioned fee caps, revenue in our North America segment grew 17%, in line with GTV. This is a result of our increasing Delivery share of Orders and their associated delivery fees.

Adjusted EBITDA decreased to minus €28 million in 2021 from €166 million in 2020, with the adjusted EBITDA as percentage of GTV falling to 0% from 2% in 2020. The lower Adjusted EBITDA reflected mainly the impact of commission fee caps and Covid-19 voluntary rebates contributing to €91 million change year-on-year, as well as increased courier costs, due to mostly temporary factors including a labour shortage as a result of increased demand.

Northern Europe

	On a Combined basis[1]
Millions unless stated otherwise	2021	2020	Change
Orders	296	219	35%
• Delivery %	9.7%	7.6%	2.1pp
Gross Transaction Value (€)[2]	7,190	5,049	42%
Revenue (€)[3]	1,064	745	43%
Adjusted EBITDA (€)	256	217	18%
• Adjusted EBITDA margin (%)[4]	4%	4%	(0.7)pp

1The Just Eat business was consolidated from 15 April 2020. These figures are presented as if the combination was completed on 1 January 2020 to provide comparable information for the full twelve months period. These numbers are unaudited.

2Change at constant currency level for GTV is 43%.

3Change at constant currency level for Revenue is 43%.

4As percentage of GTV full twelve months period. GTV value is unaudited.

In Northern Europe, Just Eat Takeaway.com processed 296 million orders in 2021, representing a growth rate of 35% compared with 2020, with a strong performance in both Marketplace and Delivery. GTV increased by 42% year-on-year, outperforming order growth by 7 percentage-points. This was driven by higher basket values during the Covid-19 pandemic lockdown periods.

Revenue grew by 43% to €1,064 million in 2021 from €745 million in 2020. This was driven by the Order growth, as well an increase in the delivery share and an uplift in delivery fees in the second half of 2021. This was complimented by an increase in our ancillary revenue, predominantly driven by promoted placement.

Adjusted EBITDA increased 18% to €256 million in 2021 from €217 million in 2020, despite investment in the expansion of the Delivery business, as well as in our partner network and marketing. The Adjusted EBITDA margin remained at 4%, with strong operational leverage in many of our mature markets resulting in the highest Adjusted EBITDA margin as a percentage of GTV within Just Eat Takeaway.com.

United Kingdom and Ireland

	On a Combined basis[1]
Millions unless stated otherwise	2021	2020	Change
Orders	289	190	52%
• Delivery %	39.3%	14.7%	24.6pp
Gross Transaction Value (€)[2]	6,647	4,515	47%
Revenue (€)[3]	1,249	768	63%
Adjusted EBITDA (€)	(107)	237	-145%
• Adjusted EBITDA margin (%)[4]	-2%	5%	(6.9)pp

1The Just Eat business was consolidated from 15 April 2020. These figures are presented as if the combination was completed on 1 January 2020 to provide comparable information for the full twelve months period. These numbers are unaudited.

2Change at constant currency level for GTV is 42%.

3Change at constant currency level for Revenue is 57%.

4As percentage of GTV full twelve months period. GTV value is unaudited.

In the United Kingdom and Ireland, revenue grew by 63% year-on-year to €1,249 million in 2021 from €768 million in 2020, with clear market leadership and strong 52% Order growth. The revenue growth rate was higher than the order growth rate, aided by the increase in percentage of Delivery orders to 39% in 2021 from 15% in 2020.

This rapid shift in the order mix to Delivery reflects the strong growth with branded chains partnerships seen in 2021 and contributed to lower Average Transaction Values compared with 2020. Following the successful launch of our employed courier model in London last year, the operation expanded into a further five UK cities in 2021.

Adjusted EBITDA was minus €107 million in 2021 from €237 million in 2020, with the Adjusted EBITDA margin as a percentage of GTV declining to minus 2% in 2021 from 5% in 2020. The lower Adjusted EBITDA reflected our continued investments to win online share, including the expansion of partners choice particularly with branded chains, marketing particularly through our UEFA™ sponsorship, and growth in our Delivery business with a period of reduced delivery fees for our consumers.

Southern Europe and ANZ

	On a Combined basis[1]
Millions unless stated otherwise	2021	2020	Change
Orders	128	93	38%
• Delivery %	39.8%	28.2%	11.6pp
Gross Transaction Value (€)[2]	2,840	2,057	38%
Revenue (€)[3]	548	370	48%
Adjusted EBITDA (€)	(262)	(92)	184%
• Adjusted EBITDA margin (%)[4]	-9%	-4%	(4.7)pp

1The Just Eat business was consolidated from 15 April 2020. These figures are presented as if the combination was completed on 1 January 2020 to provide comparable information for the full twelve months period. These numbers are unaudited.

2Change at constant currency level for GTV is 35%.

3Change at constant currency level for Revenue is 45%.

4As percentage of GTV full twelve months period. GTV value is unaudited.

In 2021, Southern Europe and ANZ Orders and GTV grew 38% year-on-year, while revenue growth outperformed both GTV and Orders and reached 48% growth year-on-year. This was the result of a continued mix shift towards Delivery orders, particularly in Australia, as well as an increase in delivery fees in the second half of 2021. The share of Delivery orders increased to 40% in 2021 from 28% in 2020, partially driven by the focus on growing partner supply, particularly branded chains.

In 2021, Australia was one of Just Eat Takeaway.com’s fastest growing markets in terms of order numbers, demonstrating a significant turnaround in performance following online share declines prior to the combination between Takeaway.com and Just Eat.

Adjusted EBITDA was minus €262 million in 2021 compared with minus €92 million in 2020, with the Adjusted EBITDA margin as a percentage of GTV falling to minus 9% from minus 4% in 2020. This reduction in Adjusted EBITDA was particularly the result of investment in legacy Just Eat markets, which were underfunded historically. This included investment in marketing, leveraging our global campaign and UEFA™ sponsorship, our Delivery business, expanding the coverage and introducing a period of reduced pricing delivering a competitive value proposition to our consumers, and significantly expanding our partner coverage.

CFO update and financial review

The financial information included in the CFO update and financial review is derived from the condensed consolidated financial statements, as integrated into this document. This section is reported on an IFRS basis, which means that business combinations have been included as from the acquisition date (‘transfer of control’), both in 2021 and 2020.

Financial Statements review - on an IFRS basis

Main changes in consolidation

- On 30 September 2021 the Company completed the acquisition of 100% of the shares of Bistro.sk (“Bistro Acquisition”.

- On 15 June 2021 the Company completed the acquisition of 100% of the shares of Grubhub ("Grubhub Acquisition").

- On 15 April 2020 the Company completed the acquisition of 100% of the shares of Just Eat ("Just Eat Acquisition").

€ millions	2021	2020
Revenue	4,495	2,042
Courier costs	(2,531)	(712)
Order processing costs	(406)	(193)
Staff costs	(890)	(417)
Other operating expenses	(1,164)	(655)
Depreciation, amortisation and impairment	(443)	(172)
Operating loss	(939)	(107)

Share of results of associates and joint ventures	(62)	(16)
Finance income	23	3
Finance expense	(76)	(29)
Other gains and losses	2	2
Income tax benefit / (expense)	8	(4)
Loss for the period	(1,044)	(151)

Other comprehensive income / (loss) for the period	718	(34)
Total comprehensive loss for the period	(326)	(185)

Revenue

€ millions	2021	2020
Order-driven revenue	4,314	1,975
Ancillary revenue	181	67
Revenue	4,495	2,042

Just Eat Takeaway.com has revised its disaggregation of revenue in 2021 due to the evolving landscape of Just Eat Takeaway.com, in particular the diversification of fee and fulfillment models (including those of the newly acquired Grubhub). The previous disaggregation of revenue therefore has become less meaningful because across our order-driven revenue generating activities there is no significant variation in how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The revised disaggregation distinguishes between revenues which are earned directly from orders placed on Just Eat Takeaway.com's platforms and revenues which are not. The comparatives have been adjusted accordingly.

Revenue is presented net of any discounts provided to partners or consumers, VAT and other sales-related taxes.

Order-driven revenue

Order-driven revenue consists of all revenue streams, which are earned from orders placed on Just Eat Takeaway.com’s platforms. Order-driven revenue is earned from partners and consumers and primarily includes commission fees and consumer delivery fees, which are charged on a per order basis.

Order-driven revenue increased 118% to €4.3 billion in 2021. This growth was predominantly driven by the full 12 months of combination with Just Eat as compared to 8.5 months last year, the combination with Grubhub, as well as strong order performance with noticeable shift toward Delivery, expansion of partnership with branded chains and an uplift in delivery fee in the second half of the year, resulting in higher revenue from consumer fees. This growth was partly offset by €230 million of governmentally imposed commission caps and voluntary partner support packages that we provided to our partners during the Covid-19 pandemic.

Ancillary revenue

Ancillary revenue consists of any other revenue streams, which are not earned from orders placed on Just Eat Takeaway.com's platforms. It primarily includes sale of merchandise, promoted placement fees, which are not earned on a per order basis, and subscription fees.

Order fulfilment costs

€ millions	2021	2020
Courier costs	2,531	712
Order processing costs	406	193
Order fulfilment costs	2,937	905

Order fulfilment costs increased by €2,033 million, or 224%, compared to 2020. This growth was predominantly driven by the full 12 months of combination with Just Eat as compared to 8.5 months last year, the combination with Grubhub, as well as strong order growth driving order processing cost, and the increase in courier costs due to the expansion of our delivery business. Delivery orders and Delivery share grew in every segment in 2021 compared to previous year. These costs increased at a higher rate than the Delivery orders, mainly due to the expansion of our employed courier model and increasing cost per courier.

Staff costs

€ millions	2021	2020
Wages and salaries	655	313
Social security charges	85	43
Pension premium contributions	33	13
Share-based payments	81	23
Temporary staff expenses	36	25
Staff costs	890	417

Staff costs increased by 113% to €890 million, reflecting continuing investments in our organisation to execute on our growth strategy. Our staff-related investments were primarily in operational functions with a large increase in our customer service staff and delivery services to support the strong order growth and migration from an outsourced to insourced operational model. We also expanded our sales team to accelerate new partners acquisitions and grew our IT and Product teams to strengthen our platform capabilities and develop new functionalities. The share-based payments increased partially due to the Grubhub Acquisition and partially because of a change in the bonus plans from cash bonus plan to an equity-based incentive plan. Most of our temporary staff costs relate to operations, which do not include costs related to employed couriers which are classified as courier costs within order fulfilment costs. Our staff related investments grew at a lower rate than Revenue. Our staff, excluding couriers, increased to an average of 13,246 FTEs in 2021 from an average of 6,158 FTEs over 2020.

Other operating expenses

€ millions	2021	2020
Marketing expenses	684	369

Housing expenses	21	10
Professional fees	91	78
Other staff related costs	98	36
IT related expenses	93	33
Outsourced service costs	97	47
Other operating expenses	80	82
Total other operating expenses	1,164	655

Marketing expenses

Marketing expenditure can primarily be distinguished as relating to (i) performance marketing (or pay-per-click/pay-per-order) which directly generates traffic and Orders, such as search engine marketing, app marketing and affiliate marketing (rewarding third parties for referrals to Just Eat Takeaway.com’s platforms) and (ii) brand marketing, such as television and online media, and outdoor advertising (billboards).

Marketing expenses increased by 85% to €684 million in 2021 compared with €369 million in the same period last year, primarily driven by the full 12 months of combination with Just Eat as compared to 8.5 months last year, the combination with Grubhub, and investment in our brands such as the partnership with UEFA for the Euro 2020™ football tournament.

Specifically, the UEFA Euro 2020™ sponsorship has positioned our brand association as a top-tier sports sponsoring brand and has laid the foundation for our future work with UEFA through to 2025. We activated the partnership through a bespoke advertising campaign with some of the world's biggest football stars, a very successful 'Order and Win' campaign, along with player escorts, fantasy football and other initiatives. Aligned to our strategic goals, we continue to lead share of voice in most of our key markets, while steadily increasing our top-of-mind brand awareness, which has resulted in new consumer acquisition growth compared to last year.

Depreciation, amortisation and impairment

Depreciation, amortisation and impairment expenses were €443 million in 2021, up from €172 million in 2020. This increase related primarily to the full 12 months of amortisation of intangibles recognised regarding the combination with Just Eat as compared to 8.5 months last year, and the amortisation of intangibles recognised regarding the combination with Grubhub.

Following the annual impairment test, impairment losses of €18 million for goodwill (2020: nil) and €36 million for intangible assets (2020: nil) were recognised in 2021 for three Cash Generating Units (“CGUs”) to which a non-significant amount of goodwill and other intangible assets is allocated. Due to a declining or subscale market position in 2021 and decreasing order growth rates compared to prior year in these CGUs, the recoverable amount of these CGUs is lower than the carrying amount. Impairment losses of €45 million relate to the segment 'Southern Europe and ANZ' and €9 million to the segment 'Northern Europe'.

Share of results of associates and joint ventures

Our share of results of associates and joint ventures in 2021 was a loss of €62 million compared to €16 million in 2020. The 2021 losses relate to our share of losses in iFood, an associate. In 2021, we invested €83 million in iFood.

Income tax benefit / (expense)

In 2021, the net income tax benefit was €8 million, compared with €4 million of net income tax expense in 2020. This relates mainly to the taxable results of non-Dutch entities resulting in a current tax expense of €38 million compared with €27 million in 2020. In 2021, the deferred tax benefit was €46 million compared with €23 million in 2020, relating to temporary differences from the amortisation of intangible assets, the recognition of losses and an offsetting effect on the impact of the UK tax rate change.

Loss for the period

As a result of the factors described above, Just Eat Takeaway.com realised a net loss after tax of €1,044 million in 2021 (2020: €151 million).

Other comprehensive income / (loss) for the period

The other comprehensive income consists of foreign currency translation income related to non-current assets held in foreign operations. Approximately half of the income relates to the translation of the Grubhub related non-current assets.

Condensed consolidated statement of financial position

€ millions	2021	2020

Non-current assets	15,922	9,533
Current assets excluding cash and cash equivalents	534	293
Cash and cash equivalents	1,320	529
Total assets	17,776	10,355

Share capital and share premium	13,459	8,807
Legal reserves	357	(345)
Other reserves	(766)	37
Total shareholders’ equity attributable to equity holders	13,050	8,499
Non-controlling interests	(8)	5
Total equity	13,042	8,504

Non-current liabilities	3,457	1,092
Current liabilities	1,277	759
Total liabilities	4,734	1,851

Non-current assets, mainly consisting of goodwill, other intangible assets and investments in associates and joint ventures were €15.9 billion as at 31 December 2021, up from €9.5 billion as at 31 December 2020. This increase was primarily driven by the Grubhub Acquisition.

Cash and cash equivalents increased to €1.3 billion as at 31 December 2021, from €0.5 billion as at 31 December 2020. The increase in 2021 was primarily driven by the issuance of convertible bonds amounting to €1.1 billion, the €300 million bank loan and the Grubhub Acquisition.

Shareholders’ equity increased to €13.1 billion as at 31 December 2021, from €8.5 billion as at 31 December 2020, mainly driven by the issuance of new shares amounting to €4.6 billion in shares in connection with the Grubhub Acquisition.

The solvency ratio, defined as total equity divided by total assets, was 73% as at 31 December 2021, down from 82% at year-end 2020, driven by the increase of non-current assets.

Non-current liabilities increased to €3.5 billion as at 31 December 2021, from €1.1 billion as at 31 December 2020, driven by the issuance of convertible bonds amounting to €1.1 billion, acquired senior notes of €0.4 billion and increased deferred tax liabilities of €0.4 billion arising on the Grubhub Acquisition.

Condensed consolidated statement of cash flows for the year ended 31 December

€ millions	2021	2020

Net cash generated by / (used in) operating activities	(423)	177
Net cash generated by / (used in) investing activities	(106)	15
Net cash generated by financing activities	1,312	292
Net cash and cash equivalents generated	783	484

Effects of exchange rate changes of cash held in foreign currencies	8	(5)
Net increase in cash and cash equivalents	791	479

Net cash used in operating activities

Cash payments to employees and suppliers are recognized as cash flows from operating activities. Cash flows from operating activities also include costs of business acquisition and divestment related costs, spending on provisions, and income taxes paid on operating activities.

Net cash used in operating activities amounted to €423 million in the year ended 31 December 2021, compared with net cash generated of €177 million in the year ended 31 December 2020. The change in 2021 from 2020 was mainly driven by the Grubhub Acquisition, and significant investments to grow our leadership positions as well as higher interest paid of €47 million (2020: €14 million) and income taxes paid of €53 million (2020: €33 million).

Net cash used in investing activities

Cash flows from investing activities are those arising from capital expenditure and disposal, additions and disposals of loans carried at amortized cost, additions and disposals of joint ventures and equity investments, and from the business combinations. Cash and cash equivalents available at the time of acquisition or sale are deducted from the related payments or proceeds.

Net cash used in investing activities amounts to €106 million in the year ended 31 December 2021, compared with net cash generated of €15 million in the year ended 31 December 2020. The change in 2021 from 2020 was mainly driven by funding provided to associates and joint ventures of €83 million (2020: €55 million) as well as investments in property and equipment and other intangible assets of €151 million (2020: €43 million), partly offset by €128 million net cash acquired from business combinations in 2021 (2020: €113 million cash acquired in relation to the Just Eat Acquisition).

Net cash generated by financing activities

Cash flows from financing activities comprise the cash receipts of the exercise of share options, payments for issued shares, debt instruments, and short-term financing, and transaction costs for the issuance of debt and equity instruments.

Net cash generated by financing activities amounts to €1.3 billion in the year ended 31 December 2021 compared with net cash generated by €292 million in the year ended 31 December 2020. The change in 2021 from 2020 was mainly driven by the issuance of the convertible bonds of €1.1 million and the proceeds from a bank loan of €300 million.

Events after the reporting period

Announced delisting

On 8 February 2022, further to Just Eat Takeaway.com's ongoing review to determine its optimal listing venue, the Company announced that it has formally notified The Nasdaq Stock Market, Inc. of its intent to voluntarily delist its ADSs from the Nasdaq. Just Eat Takeaway.com expects to file a Form 25 (Notification of Removal from Listing) with the SEC and for the last trading day of its ADRs on Nasdaq is expected to be 11 March 2022. The Company expects its ADRs to be quoted and traded on the OTC Markets via a sponsored Level I Program following the voluntary delisting.

The main considerations for the voluntary delisting are the low trading volumes of the Company’s ADRs on Nasdaq and the low proportion of the Company’s total share capital held via ADRs on Nasdaq (approximately 3.7%, which is expected to decrease further overtime). Considering this and subject to meeting the relevant requirements, the Company intends to apply for a deregistration of its ordinary shares under the Securities and Exchange Act of 1934 (the "Exchange Act") in the first half of 2023.

The Company’s ordinary shares will remain listed and traded on Euronext Amsterdam and its CREST depository interests (CDIs) will remain listed and traded on the London Stock Exchange.

iFood funding

In February 2022, Just Eat Takeaway.com took up its rights to participate in iFood's funding round for its financial year ending March 2022, investing $32 million into iFood to maintain the current holding of 33.3%.

Announced discontinuation of certain operations

To concentrate on leadership positions and profit pools, the Just Eat Takeaway.com Management Board intends to discontinue4 its operations in Norway and Portugal, anticipated to be effective as of 1 April 2022. Just Eat Takeaway.com expects no significant impact to reported operating results from the closure.

Outlook

As announced at our Capital Markets Day on 21 October 2021, please find our 2022 guidance below:

•	GTV on a combined basis to grow by mid-teens percentage points year-on-year in 2022
•	2022 Adjusted EBITDA margin in a range of minus 0.6% to minus 0.8% of GTV

Management reiterates the following long-term targets:

•	In excess of €30 billion of GTV to be added over the next 5 years
•	Long-term group Adjusted EBITDA margin in excess of 5% of GTV

[4]	Subject to and in due observance of local laws, regulation and consultation procedures

The Management Board, 2 March 2022

Jitse Groen, CEO
Brent Wissink, CFO
Jörg Gerbig, COO

Investors Relations:
Joris Wilton
E: IR@justeattakeaway.com

Media:
E: press@justeattakeaway.com

For more information, please visit our corporate website: https://www.justeattakeaway.com/

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY, NASDAQ: GRUB) is a leading global online food delivery marketplace outside China.

Headquartered in Amsterdam, the Company is focused on connecting consumers and restaurants through its platforms. With over 634,000 partners, Just Eat Takeaway.com offers consumers a wide variety of food choice. Just Eat Takeaway.com mainly collaborates with delivery restaurants. In addition, Just Eat Takeaway.com provides its proprietary restaurant delivery services for restaurants that do not deliver themselves.

The combination of Just Eat and Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United States, United Kingdom, Germany, the Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Poland, Romania, Slovakia, Spain and Switzerland, as well as through partnerships in Colombia and Brazil.

Analyst and investor conference call and audio webcast

Jitse Groen, Brent Wissink and Jörg Gerbig will host an analyst and investor conference call to discuss the full year 2021 results at 10:30 am CET on Wednesday 2 March 2022. Members of the investor community can follow the audio webcast on https://www.justeattakeaway.com/investors/results-and-reports/.

Media and wires call

Jitse Groen will host a media and wires call to discuss the full year 2021 results at 8:30 am CET on Wednesday 2 March 2022. The press can join the conference call at +31 20 531 5843.

Financial calendar

For more information, please visit https://www.justeattakeaway.com/investors/financial-calendar/

Additional information on https://www.justeattakeaway.com/

●	Just Eat Takeaway.com Analyst Presentation FY 2021
●	Just Eat Takeaway.com Company Update Presentation March 2022
●	Our media kit including photos of the Management Board and industry-related photos for download

Market Abuse Regulation

This press release contains inside information (i) as meant in clause 7(1) of the Market Abuse Regulation and (ii) in terms of Article 7(1) of the Market Abuse Regulation as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018.

Auditor's involvement

The full year 2021 and 2020 information in the condensed financial statements is based on Just Eat Takeaway.com’s 2021 Financial Statements, as included in the 2021 Annual Report (the Financial Statements), which will be published on 2 March 2022. In accordance with article 2:395 of the Netherlands Civil Code, we state that our auditor, Deloitte Accountants B.V., has issued an unqualified opinion on the Financial Statements, dated 2 March 2022. For a better understanding of the company’s financial position and results and of the scope of the audit of Deloitte Accountants B.V., this report should be read in conjunction with the Financial Statements. The general meeting has not yet adopted the Financial Statements.

Accounting Principles

Just Eat Takeaway.com’s Annual Report 2021 results are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS-EU”) and with Part 9 of Book 2 on the Dutch Civil Code. In preparing the financial information in this document, the same accounting principles are applied as in the Company’s 2020 Annual Report.

Disclaimer

Statements included in this press release that are not historical facts are, or may be deemed to be, forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "anticipates", "expects", "intends", "may" or "will" or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results, reflect the Company's current view with respect to future events and are subject to risks relating to future events, including risks from or uncertainties related to competition, brand and reputation, acquisitions, global strategic projects, legislation and regulation, financial reporting, operational complexity and integration and transformation, as well as those contained the Company's filings with the SEC, including the Company's registration statement on Form F-4 (Registration Statement No. 333-255540), which was declared effective by the SEC on May 12, 2021, and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov, and the Company's Annual Reports, which may be obtained free of charge from the Company's corporate website, https://justeattakeaway.com. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement. Readers are cautioned not to place undue reliance on such forward-looking statements. Amounts may not add up due to rounding. Percentages used are based on unrounded figures.

No Offer or Solicitation

This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Non-GAAP Financial Measures and Alternative Performance Measures

This presentation includes certain non-GAAP financial measures as defined by SEC rules and alternative performance measures as defined by European rules. Just Eat Takeaway.com uses these non-GAAP financial measures and alternative performance measures, respectively, as key performance measures because it believes they facilitate operating performance comparisons from period to period by excluding potential differences primarily caused by variations in capital structures, tax positions, the impact of acquisitions and restructuring, the impact of depreciation and amortization expense on its fixed assets and the impact of stock-based compensation expense. These non-GAAP financial measures and alternative performance measures are not measurements of Just Eat Takeaway's financial performance under IFRS and should not be considered as an alternative to performance measures derived in accordance with IFRS and should be read in conjunction with Just Eat Takeaway.com's financial statements prepared in accordance with IFRS. Just Eat Takeaway.com has provided a reconciliation of those measures to the most directly comparable IFRS measures in Just Eat Takeaway.com's 2021 Annual Report.

Condensed Consolidated Financial Statements

this page has been intentionally left blank

A - Condensed consolidated statement of profit or loss and other comprehensive loss for the period ended 31 December

€ millions	2021	2020
Revenue	4,495	2,042
Courier costs	(2,531)	(712)
Order processing costs	(406)	(193)
Staff costs	(890)	(417)
Other operating expenses	(1,164)	(655)
Depreciation, amortisation and impairment	(443)	(172)
Operating loss	(939)	(107)
Share of results of associates and joint ventures	(62)	(16)
Finance income	23	3
Finance expense	(76)	(29)
Other gains and losses	2	2
Loss before income tax	(1,052)	(147)
Income tax benefit / (expense)	8	(4)
Loss for the period	(1,044)	(151)

Other comprehensive (loss) / income
Items that will not be reclassified subsequently to profit or loss:
Fair value gain / (loss) on investments in equity instruments through OCI	-	323
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation (loss) / gain related to foreign operations, net	718	(357)
Other comprehensive (loss) / income for the period	718	(34)
Total comprehensive loss for the period	(326)	(185)

Loss attributable to:
Owners of the Company	(1,031)	(151)
Non-controlling interest	(13)	0

Total comprehensive loss attributable to:
Owners of the Company	(313)	(185)
Non-controlling interest	(13)	0

Loss per share (expressed in € per share)
Basic loss per share	(5.61)	(1.07)
Diluted loss per share	(5.61)	(1.07)

B - Condensed consolidated statement of financial position
as at 31 December

€ millions	2021	2020
Assets
Goodwill	8,283	4,616
Other intangible assets	5,531	3,206
Property and equipment	185	47
Right-of-use assets	354	77
Investments in associates and joint ventures	1,517	1,575
Deferred tax assets	2	-
Other non-current assets	50	12
Total non-current assets	15,922	9,533

Trade and other receivables	298	162
Other current assets	159	100
Current tax assets	44	17
Inventories	33	14
Cash and cash equivalents	1,320	529
Total current assets	1,854	822

Total assets	17,776	10,355

€ millions	2021	2020
Equity and liabilities
Total shareholders’ equity	13,050	8,499
Non-controlling interest	(8)	5
Total equity	13,042	8,504

Borrowings	2,204	474
Deferred tax liabilities	910	550
Lease liability	316	66
Non-current provisions and other liabilities	27	2
Total non-current liabilities	3,457	1,092

Borrowings	37	9
Lease liability	59	21
Provisions	63	7
Trade and other liabilities	1,082	685
Current tax liabilities	36	37
Total current liabilities	1,277	759
Total liabilities	4,734	1,851
Total equity and liabilities	17,776	10,355

C - Condensed consolidated statement of changes in equity

	Share capital	Share premium	Foreign currency translation	Fair value through OCI[1] reserve	Equity-settled share-based payments reserve	Equity component of convertible bonds	Accumulated deficits	Total shareholders‘ equity	Non- controlling interest	Total equity
€ millions			Legal reserve	Other reserves
Balance as at 31 December 2019	3	1,324	12	-	4	23	(233)	1,133	-	1,133
Total comprehensive (loss) / income	-	-	(357)	323	-	-	(151)	(185)	-	(185)
Issuance of shares	-	400	-	-	-	-	-	400	-	400
Issuance of shares related to business combination	3	7,104	-	-	-	-	-	7,107	5	7,112
Transaction costs	-	(31)	-	-	-	-	-	(31)	-	(31)
Issuance of convertible bonds	-	-	-	-	-	51	-	51	-	51
Share-based payments[2]	-	4	-	-	20	-	-	24	-	24
Balance as at 31 December 2020	6	8,801	(345)	323	24	74	(384)	8,499	5	8,504
Total comprehensive (loss) / income	-	-	718	-	-	-	(1,031)	(313)	(13)	(326)
Issuance of shares related to business combination	3	4,637	-	-	140	-	-	4,780	-	4,780
Transaction costs	-	(33)	-	-	-	-	-	(33)	-	(33)
Issuance of convertible bonds	-	-	-	-	-	139	-	139	-	139
Deferred tax on convertible bonds	-	-	-	-	-	(15)	-	(15)	-	(15)
Share-based payments	0	45	-	-	24	-	3	72	-	72
Transfer to accumulated deficits	-	-	-	(323)	-	-	323	-	-	-
Direct equity movements from associates	-	-	-	-	-	-	(79)	(79)	-	(79)
Balance as at 31 December 2021	9	13,450	373	-	188	198	(1,168)	13,050	(8)	13,042

[1]Fair value gain on our investment in Just Eat prior to obtaining control, refer to Note 11 Business combinations
2 In 2020, Just Eat Takeaway.com changed its accounting policy to present share options exercised as part of share premium instead of accumulated deficits

D - Condensed consolidated statement of cash flows
for the year ended 31 December

€ millions	2021	2020
Loss for the period	(1,044)	(151)
Adjustments:
Depreciation, amortisation and impairment	443	172
Share of results of associates and joint ventures	62	16
Expense related to share-based payments	76	23
Finance income and expense recognised in profit or loss	53	26
Other non-cash adjustments	15	-
Income tax (benefit) / expense recognised in profit or loss	(8)	4
	(403)	90

Movement in working capital
(Increase) in inventories	(17)	(6)
(Increase) / decrease in trade and other receivables	5	(38)
(Increase) / decrease in other current assets	7	(68)
Increase in trade and other liabilities	85	246
Net cash generated by / (used in) operations	(323)	224
Interest paid	(47)	(14)
Income taxes paid	(53)	(33)
Net cash generated by / (used in) operating activities	(423)	177

€ millions	2021	2020
Cash flows from investing activities
Investment in other intangible assets	(53)	(16)
Investment in property and equipment	(98)	(27)
Acquisition of subsidiaries, net of cash acquired	128	113
Funding provided to associates and joint ventures	(83)	(55)
Net cash generated by / (used in) investing activities	(106)	15

Cash flows from financing activities
Proceeds from issuance of ordinary shares	4	400
Transaction costs related to issuance of ordinary shares accounted through equity	(33)	(31)
Principal elements of lease payments	(37)	(12)
Proceeds from borrowings	1,409	434
Transaction costs related to the borrowings	(15)	(6)
Repayments of borrowings	-	(493)
Taxes paid related to net settlement of share-based payment awards	(16)	-
Net cash generated by financing activities	1,312	292

Net increase / (decrease) in cash and cash equivalents	783	484

Cash and cash equivalents at beginning of year	529	50
Effects of exchange rate changes of cash held in foreign currencies	8	(5)
Cash and cash equivalents at end of year[1]	1,320	529

1 Cash and cash equivalents for the year ended 31 December 2021 include a cash balance of €190 million (2020: nil) that is contractually restricted from general use for a maximum duration of three years

E. Key Performance Indicators – New Segments – On a combined basis1

On a Combined basis[1]
Millions unless stated otherwise	2021	2020	2019
Partners ('000)[2]	634	506	327
Active Consumers[2]	99	91	71

Total orders
North America	373.9	314.0	228.0
Northern Europe	295.9	219.2	149.1
UK and Ireland	288.8	190.1	141.6
Southern Europe and ANZ	127.7	92.7	74.2
Total Orders	1,086.4	816.0	593.0

Average transaction value (€)
North America	30.76	31.29	28.62
Northern Europe	24.30	23.03	21.02
UK and Ireland	23.01	23.75	22.43
Southern Europe and ANZ	22.24	22.20	19.85
Average Transaction Value	25.94	26.28	24.13

Total GTV (€ billion)
North America	11.5	9.8	6.5
Northern Europe	7.2	5.0	3.1
UK and Ireland	6.6	4.5	3.2
Southern Europe and ANZ	2.8	2.1	1.5
Total GTV	28.2	21.4	14.3

[1] The Grubhub business was consolidated from 15 June 2021, and the Just Eat business was consolidated from 15 April 2020. These figures are presented as if the combination was completed on 1 January 2019 to provide comparable information for the full twelve months period. These numbers are unaudited and may not add up due to rounding

[2] Number as at 31 December 2021

F. Key Financial Indicators – New Segments – On a combined basis1, unless stated otherwise

	On a Combined basis[1]
€ millions	2021	2020	2019
Revenue
North America	2,470	2,111	1,498
Northern Europe	1,064	745	456
UK and Ireland	1,249	768	540
Southern Europe and ANZ	548	370	235
Total Revenue[2]	5,331	3,994	2,730
Adjusted EBITDA
North America	(28)	166	106
Northern Europe	256	217	96
UK and Ireland	(107)	237	226
Southern Europe and ANZ	(262)	(92)	(9)
Head office[3]	(208)	(165)	(120)
Total Adjusted EBITDA	(350)	363	299
Adjusted EBITDA margin (% of GTV)
North America	0%	2%	2%
Northern Europe	4%	4%	3%
UK and Ireland	-2%	6%	7%
Southern Europe and ANZ	-10%	-5%	-1%
Total Adjusted EBITDA	-1%	2%	2%
Profit / Loss for the Period[4]	(1,044)	(151)	(115)
Total Cash Position[5,6]	1,320	529	50

[1] The Grubhub business was consolidated from 15 June 2021, and the Just Eat business was consolidated from 15 April 2020. These figures are presented as if the combination was completed on 1 January 2019 to provide comparable information for the full twelve months period. These numbers are unaudited and may not add up due to rounding

[2] Revenue is presented net of vouchers and discounts
[3] Head office expenses contain management and support cost not directly related to a segment
[4] Profit/Loss for the Period is calculated on IFRS basis e.g. using actual acquisition dates for GH and JE businesses
[5] Total cash balance, not net debt / net cash
[6] Total cash position is calculated on IFRS basis e.g. using actual acquisition dates for GH and JE businesses

G. Key Performance Indicators – Old Segments1

On a Combined basis[1]
Millions unless stated otherwise	2021	2020	2019
Partners ('000)[2]	634	506	327
Active Consumers[2]	99	91	71

Total orders
United States	262	228	180
United Kingdom	274	179	133
Germany	160	112	69
Canada	112	86	48
Netherlands	62	49	38
Rest of the World	217	161	125
Total Orders	1,086	816	593

Average transaction value (€)
United States	33.09	33.91	29.76
United Kingdom	22.96	23.74	22.49
Germany	24.35	22.89	20.62
Canada	25.33	24.37	24.41
Netherlands	25.32	24.00	21.64
Rest of the World	22.75	22.42	20.39
Average Transaction Value	25.94	26.28	24.13

Total GTV (€ billion)
United States	8.7	7.7	5.3
United Kingdom	6.3	4.3	3.0
Germany	3.9	2.6	1.4
Canada	2.8	2.1	1.2
Netherlands	1.6	1.2	0.8
Rest of the World	4.9	3.6	2.5
Total GTV	28.2	21.4	14.3

[1] The Grubhub business was consolidated from 15 June 2021, and the Just Eat business was consolidated from 15 April 2020. These figures are presented as if the combination was completed on 1 January 2019 to provide comparable information for the full twelve months period. These numbers are unaudited and may not add up due to rounding

[2] Number as at 31 December

H. Key Financial Indicators – Old Segments - On a combined basis1, unless stated otherwise

	On a Combined basis[1]
€ millions	2021	2020	2019
Revenue
United States	1,816	1,595	1,173
United Kingdom	1,184	725	509
Germany	567	374	205
Canada	654	515	325
Netherlands	234	174	119
Rest of the World	875	610	398
Total Revenue[2]	5,331	3,994	2,730
Adjusted EBITDA
United States	(53)	107	82
United Kingdom	(132)	216	213
Germany	188	125	19
Canada	25	59	24
Netherlands	74	75	64
Rest of the World	(244)	(55)	18
Head office	(208)	(165)	(120)
Total Adjusted EBITDA	(350)	363	299
Adjusted EBITDA margin (% of GTV)
United States	-1%	2%	2%
United Kingdom	-2%	5%	7%
Germany	5%	5%	1%
Canada	1%	3%	2%
Netherlands	5%	6%	8%
Rest of the World	-5%	-2%	1%
Total Adjusted EBITDA margin	-1%	3%	3%
Profit / Loss for the Period[4]	(1,044)	(151)	(115)
Total Cash Position[5,6]	1,320	529	50

[1] The Grubhub business was consolidated from 15 June 2021, and the Just Eat business was consolidated from 15 April 2020. These figures are presented as if the combination was completed on 1 January 2019 to provide comparable information for the full twelve months period. These numbers are unaudited and may not add up due to rounding

[2] Revenue is presented net of vouchers and discounts
[3] Head office expenses contain management and support cost not directly related to a segment
[4] Profit/Loss for the Period is calculated on IFRS basis e.g. using actual acquisition dates for GH and JE businesses
[5] Total cash balance, not net debt / net cash
[6] Total cash position is calculated on IFRS basis e.g. using actual acquisition dates for GH and JE businesses